

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 7, 2024

Zoran Zdraveski
Chief Legal and Strategy Officer
TScan Therapeutics, Inc.
830 Winter Street
Waltham, Massachusetts 02451

> **Re: TScan Therapeutics, Inc.**
> **Registration Statement on Form S-3**
> **Filed March 6, 2024**
> **File No. 333-277699**

Dear Zoran Zdraveski:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jimmy McNamara at 202-551-7349 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Mitchell S. Bloom